DANAHER CORPORATION
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, DC 20037
July 20, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Danaher Corporation’s Quarterly Report on Form 10-Q for the period ended July 1, 2022, which was filed with the SEC on July 20, 2022, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 5. Other Information—Disclosure Pursuant to Section 13(r) of the Exchange Act” in such Quarterly Report on Form 10-Q.
Respectfully submitted,

DANAHER CORPORATION

By:	/s/ James O’Reilly
Name:	James O’Reilly
Title:	Vice President, Deputy General Counsel and Secretary